Exhibit 99.1

ElectraMeccanica to Present at the SNN Network Virtual Investor Conference on Wednesday, August 5, 2020

VANCOUVER, British Columbia, July 27, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, today announced that it will be presenting at the SNN Network Virtual Investor Conference on Wednesday, August 5, 2020 at 2:00 p.m. Eastern time (11:00 a.m. Pacific time).

Chief Financial Officer, Ms. Bal Bhullar will host the presentation. Following the presentation the Company will be conducting one-on-one meetings with investors and analysts. Ms. Bhullar will also be participating on a panel titled, "Importance of Women Representation on Small, Micro, Nano-Cap Executive Teams and Boardrooms," hosted by Luisa Ingargiola. The panel will be archived on the conference website following its broadcast.

To access the live presentation, please use the following information:

SNN Network Virtual Investor Conference 2020
Date: Wednesday, August 5, 2020
Time: 2:00 p.m. Eastern time (11:00 a.m. Pacific time)
Webcast: Link

To access the live panel, please use the following information:

Importance of Women Representation on Small, Micro, Nano-Cap Executive Teams and Boardrooms
Date: Tuesday, August 4, 2020
Time: 3:30 p.m. Eastern time (12:30 p.m. Pacific time)
Webcast: Link

Meetings will be scheduled and conducted via private, secure video conference through the event platform. Parties interested in booking one-on-one meetings with ElectraMeccanica will need to register for the virtual event by accessing the conference website here.

All company presentation “webcasts” will be available for replay directly on the conference event platform via this link under the “Schedule”  tab.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

About SNN Network
SNN Network is your multimedia financial news platform for discovery, transparency and due diligence. This is your one-stop hub to find new investment ideas, check in on watchlist, gather the most up-to-date information on the Small-, Micro-, Nano-Cap market with the goal to help you towards achieving your wealth generation goals. Follow the companies YOU want to know more about; read and watch content from YOUR favorite finance and investing influencers; create YOUR own watchlist and screen for ideas YOU’RE interested in; find out about investor conferences YOU want to attend – all here on SNN Network.

If you would like to attend the SNN Network Virtual Investor Conference, please register here: https://conference.snn.network/signup

Company Contact
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Michelle Ravelo-Santos
R&CPMK
(310) 854-4755
michelle.ravelo@rogersandcowanpmk.com

Source: ElectraMeccanica Vehicles Corp.

Released July 27, 2020